April 12, 2019

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Mitchell Austin
Staff Attorney
AD Office 3—Information Technologies and Services

Re:	Parsons Corporation
Registration Statement on Form S-1
Filed April 12, 2019
CIK No. 0000275880

Ladies and Gentlemen:

On behalf of our client, Parsons Corporation (the “Company”), we are hereby publicly filing with the Securities and Exchange Commission (the “Commission”) a registration statement on Form S-1 (the “Registration Statement”). The Company previously submitted, on a confidential basis, a draft registration statement on Form S-1 on March 22, 2019 (the “Draft Registration Statement”). The Registration Statement has been revised to reflect the Company’s responses to the comment letter to the Draft Registration Statement received on April 4, 2019 from the staff of the Commission (the “Staff”). For your convenience, we are providing by overnight delivery a courtesy package that includes four clean copies of the Registration Statement and four copies that have been marked to show changes from the Draft Registration Statement, as well as a copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Except for page numbers appearing in the headings and the Staff’s comments below (which are references to the Draft Registration Statement), all page references herein correspond to the relevant pages of the Registration Statement.

April 12, 2019

Draft Registration Statement on Form S-1

Prospectus Summary

Our Competitive Strengths

Proven Track Record, page 6

1.

We note that you achieved average award fees of 96% in fiscal 2016, 86% in fiscal 2017 and 89% in fiscal 2018. Please disclose the amount of award fees earned for each period presented to allow investors to better understand the impact of award fees.

Response:        In response to the Staff’s comments, the Company has revised pages 7 and 101 of the Registration Statement to include the amount of award fees earned for each period presented.

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page F-9

2.

Please further discuss the nature of the services provided in your engineering and construction supervision contracts and how you have concluded that these contracts contain two performance obligations. As part of your response, please explain to us how these arrangements differ from the engineering and construction contracts. In addition, further describe your supervision services and tell us how you have considered whether you are the principal or the agent when another party is involved. Refer to ASC 606-10-25-19, 606-10-55-36 and 606-10-50-12.

Response:

Provided below is the Company’s analysis on how it determined the performance obligations when the Company has a contract with a customer to provide both engineering services and construction supervision services and when the Company has a contract with a customer to provide both engineering services and construction services. The analysis includes an explanation of how construction supervision services and construction services differ from each other. In a situation where the Company is performing construction supervision services, the Company has also provided an explanation on how it concluded that the Principal vs Agent assessment is not applicable when another party is involved.

Engineering Services

Engineering services consist of preliminary design, detailed design, design review, shop drawings, as-built drawings, or various combinations of these services.

Construction Supervision Services

Construction supervision services include a process by which the Company applies detailed and specific procedures to oversee, coordinate, measure, and evaluate the quality of

April 12, 2019

construction work and the performance of Construction Contractors (as defined below in the section titled “Principal vs Agent”) for the customer. This generally involves managing and monitoring the progress of the Construction Contractor’s efforts, notifying the customer of delays and making recommendations on how to achieve the customer’s overall project timeline.

Engineering Services and Construction Supervision Services

The Company often enters into contracts to provide either engineering services or construction supervision services to the customer. Sometimes, the Company contracts with the customer to provide both engineering services and construction supervision services for the same project. In the situation where the Company has contracted with the customer for both engineering services and construction supervision services, the engineering services and construction supervision services are each distinct performance obligations.

Engineering services and construction supervision services are distinct performance obligations based on the following:

Capable of being distinct - ASC 606-10-25-19(a) - The Company has determined that the engineering services and construction supervision services each meet the criterion in paragraph 606-10-25-19(a) as the customer can benefit from the engineering services on their own or together with other readily available resources (for example, construction services available from alternative providers). Additionally, each of these services is regularly sold on a stand-alone basis by the Company or other third-party engineering and construction companies. For example, the Company is often engaged to provide only engineering services by which it may be engaged to provide drawings which are ultimately used by Construction Contractors to construct the asset. Similarly, the Company may provide a customer with construction supervision services related to the construction of an asset from a third-party’s design.

Distinct within the context of the contract - ASC 606-10-25-19(b) - As outlined in ASC 606-10-25-21, in assessing whether an entity’s promises to transfer goods or services to the customer are separately identifiable in accordance with paragraph 606-10-25-19(b), the objective is to determine whether the nature of the promise, within the context of the contract, is to transfer each of those goods or services individually or, instead, to transfer a combined item or items to which the promised goods or services are inputs. For the Company, the specified services being provided are transferred individually to the customer, which suggests that there are two specified services in the arrangement. The Company has considered the factors in ASC 606-10-25-21 that indicate that two or more promises to transfer goods or services to a customer are not separately identifiable and determined that the Company is not providing a significant service of integrating the engineering services with the construction supervision services or vice versa. In addition, there is not a transformative relationship between the construction supervision and engineering services. The services do not significantly affect each other such that they create a combined output. The engineering drawings are used by the Construction Contractor to construct the asset and the Company’s role in providing construction supervision services is to oversee the Construction Contractor’s performance in constructing the asset.

April 12, 2019

The engineering services can be fully executed without dependence on the construction supervision services. The Company can fulfill its engineering services without providing construction supervision services. Conversely, the Company can fulfill its construction supervision services without providing engineering services. Therefore, the engineering and construction supervision services provided by the Company are not highly interdependent or interrelated.

Engineering and construction supervision services do not significantly modify or customize one another. As discussed above, the Company can fulfill engineering services without providing construction supervision services and can fulfill construction supervision services without providing engineering services.

As a result, the Company identified engineering services and construction supervision services as separate performance obligations under ASC 606-10-25-19.

Engineering and Construction Supervision Services versus Engineering and Construction Services

In addition to the engineering services and construction supervision services discussed above, the Company also provides construction services to its customers. Like construction supervision services, construction services can be provided on a standalone basis or with other services. Unlike construction supervision services, where the Company is overseeing the progress of the Construction Contractor for the customer, when performing construction services along with engineering services, the Company is responsible for delivering to the customer a completed asset.

In the situation where the Company has contracted with the customer for both engineering services and construction services, the engineering services and construction services are capable of being distinct but are not distinct performance obligations in the context of the contract.

Capable of being distinct - ASC 606-10-25-19(a) - Both services are capable of being distinct as the customer benefits from each service separately. The Company has determined that the engineering services and construction services each meet the criterion in paragraph 606-10-25-19(a) as the customer can benefit from the engineering services on their own or together with other readily available resources (for example, construction services available from alternative providers). Additionally, each of these services is regularly sold on a stand-alone basis by the Company or other third-party engineering and construction companies. For example, the Company is often engaged to provide only engineering services by which it may be engaged to provide drawings which are ultimately used by a Construction Contractor to construct the asset. Similarly, the Company may provide a customer with construction services related to the construction of an asset from a third-party’s design.

Distinct within the context of the contract - ASC 606-10-25-19(b) - When entering into engineering and construction contracts, the Company provides a significant service of integrating engineering services with construction services to provide a single output for the customer (i.e. a

April 12, 2019

completed asset). In these contracts, the construction is highly dependent on the engineering work performed at the beginning of the project. It is not possible to construct and deliver to the customer the completed asset without the engineered drawings. Additionally, during construction, the Company may need to frequently alter the engineering for issues identified by the Construction Contractor during construction. Examples of the types of changes that may occur are differing site conditions identified during site excavation or conflicts in design (the civil design conflicts with the structural design).

The promise, within the context of the contract, is to transfer to the customer a constructed asset to which the promised services are inputs. As a result, engineering and construction services are not distinct in the context of the contract and instead are combined and accounted for as one performance obligation.

Principal vs Agent

The arrangement entered into by the Company is not a multi-party arrangement but is instead a contract to provide engineering services and constructions supervision services from the Company to the end customer. The construction services are provided by a third-party construction contractor (the “Construction Contractor”) and are governed by the contract between the third-party and the end customer.

In providing construction supervision services, the Company is not liable for the construction of the asset, but has an overall responsibility to oversee, coordinate, measure, and evaluate the quality of construction work and the performance of the Construction Contractor for the customer. The customer is responsible for appointing, directing, and dismissing the Construction Contractor. Further, the Construction Contractor is responsible for the “means and methods” of construction, meaning the construction contractor has the authority to determine what methods it will undertake to complete the asset given the overall project timeline. The Construction Contractor has the liability to deliver the constructed asset to the customer. As a result, the Company respectfully advises the Staff that an analysis of Principal vs Agent in these arrangements is not applicable.

3.	You disclose that your contracts include assurance-type warranties. If material, revise to provide a tabular reconciliation of the warranty liability. Refer to ASC 460-10-50-8(c).

Response:        In response to the Staff’s comment, the Company respectfully advises the Staff that the warranty liability related to assurance-type warranties is not material, and as such, in accordance with ASC 460-10-50-8(c), a tabular reconciliation of such warranty liability is not required to be provided.

4.

Revise to disclose the nature of the services provided where the performance obligations are satisfied at a point in time and when the customer obtains control of the services. Refer to ASC 606-10-25-30 and 606-10-50-12.

April 12, 2019

Response:        In response to the Staff’s comment, the Company has revised page F-13 of the Registration Statement to describe the nature of the services provided where the performance obligation is recognized at a point in time and when the customer obtains control of the services.

The Company has contracts in which it performs vehicle inspection services on behalf of the customer in order to ensure vehicles are in compliance with emissions regulations. The inspection services are performed on a per vehicle basis as vehicles are brought to the inspection facility.

The Company does not recognize revenue over time for its inspection services because none of the criteria outlined in ASC 606-10-25-27 are met:

1.

The customer does not simultaneously receive and consume the benefits of the inspection service. There is no benefit to a partially inspected vehicle. The customer only receives a benefit from a fully inspected vehicle.

2.	The inspection services do not create or enhance an asset.

3.	There is no alternative use for the inspection service as the service is specific to each vehicle.

4.	The Company does not have a present right to payment until the inspection service is complete.

Since the criteria for recognizing revenue over time has not been met, the Company concluded that revenue for vehicle inspection services should be recognized at a point in time.

The customer obtains control of the inspection service at the completion of the inspection of each vehicle. Therefore, revenue related to the inspection service is recognized for each vehicle inspection at the point the company has completed the inspection.

5.

We note several references throughout the filing to the use of the “percentage-of-completion method.” Please revise to refer to an appropriate measure of progress under ASC 606, consistent with your policy disclosed on page F-12.

Response:        In response to the Staff’s comment, the Company has removed all references to “percentage-of-completion” method throughout the Registration Statement and replaced such references with the “cost-to-cost measure of progress” method, which is consistent with the Company’s revenue recognition policies disclosed on page F-10 of the Registration Statement.

In the discussion of the use of estimates in Note 2 to the Consolidated Financial Statements, the Company described significant revenue estimates as “percentage of completion” and “price adjustments”. Those significant revenue estimates are now presented as “cost to complete” and “transaction price”.

April 12, 2019

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (213) 891-7421 or by fax at (213) 891-8763 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Steven B. Stokdyk

of LATHAM & WATKINS LLP

cc:	Charles Harrington, Parsons Corporation
George Ball, Parsons Corporation
Michael Kolloway, Parsons Corporation
Cathy Birkeland, Latham & Watkins LLP
Stewart McDowell, Gibson, Dunn & Crutcher LLP
Peter Wardle, Gibson, Dunn & Crutcher LLP